4C Controls Inc.
104 Summit Avenue
Summit, NJ 07902-0080

Via Edgar Private Correspondence Filing

September 5, 2008

Ms. Heather Clark
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	4C Controls Inc. (the “Company”)
Amendment No. 1 to Item 4.02 Form 8-K
File No. 000-52074

Dear Ms. Clark:

The Company has filed an amended and restated Report on Form 8-K today in response to your comment letter dated July 14, 2008 (the “Comment Letter”). The Comment Letter addressed the contents of the Company’s Report on Form 8-K filed July 11, 2008.

We wish to apologize for the delay in answering the Commission’s correspondence. Unfortunately, we did not receive your correspondence until August 21, 2008. In order to avoid any delays in the future, please note that the Company has changed its address to 104 Summit Avenue, Summit, NJ 07902-0080, and its telephone number to (908) 273-4442. Please also copy our counsel, Wuersch & Gering LLP, on all future correspondence with the Company.

Pursuant to the Comment Letter, the Company’s amended and restated Report on Form 8-K contains revised Item 4.02 disclosures responsive to the Commission’s Comment Letter.

The Company will amend and restate its financial statements by filing an amended and restated Annual Report on Form 10-KSB for the year ended December 31, 2007 and an amended and restated Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, to reflect the changes described herein during the week ended September 12, 2008.

As requested by the Comment Letter, the undersigned, on behalf of the Company, hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the information contained herein. Thank you very much.

Sincerely yours,

/s/ Gerald Sullivan
Gerald Sullivan
Chief Financial Officer

cc:	Travis L. Gering, Esq.
Wuersch & Gering LLP
100 Wall Street - 21st Floor, New York, NY 10005
Direct Dial: (212) 509-4723
Fax: (610) 819-9104